Exhibit 1

PRESS RELEASE

Cyren and Meta Networks Enter Strategic Partnership for

Next Generation Network Security

Meta chooses Cyren DNS Security and Web Security for “Perimeter in the Cloud” solution

McLean, VA – May 14, 2018 – Cyren (NASDAQ: CYRN), a leader in cloud internet security, and Meta Networks Ltd., the technology leader in secure cloud-native networking, today announced their strategic partnership to deliver next-generation network security. Meta Networks has selected Cyren DNS Security and Cyren Web Security services to provide secure internet access in their Software-Defined Perimeter solution, and the agreement will have a positive revenue impact on Cyren beginning this quarter.

Meta Networks’ flagship product, Meta NaaS, is a zero-trust, cloud-native Network-as-a-Service (NaaS) that connects people, applications, clouds and sites, and secures them with a software-defined perimeter. The interoperable platform provides secure remote access to enterprise applications and networks, and integrates with Cyren DNS Security and Cyren Web Security to seamlessly protect users when they access the internet. Meta Networks customers will immediately receive DNS Security and can optionally upgrade to full cloud proxy Cyren Web Security.

“We are very excited to partner with Meta Networks,” said Lior Kohavi, CTO of Cyren. “Their vision for the future of networking as a cloud-centric, zero-trust environment aligns closely with what we’re hearing from enterprises as they seek to lower costs and increase business agility. Cyren’s 100% cloud approach to security is a natural fit for this new zero-trust world as it evolves from proprietary SD-WANs to the broader vision of a software-defined perimeter.”

Meta Networks Founder and CEO Etay Bogner concurred and said: “Meta Networks is rebuilding the enterprise network for the cloud age. We partnered with Cyren because they have a best-in-class cloud security platform, and our customers will benefit from the billions of security transactions they analyze every day. The cloud is core to both Cyren and Meta Network’s DNA, and this genetic code sets us apart from others in the industry. By leveraging a cloud-native global backbone, we are delivering the high performance, anytime and anywhere connectivity that employees have come to expect – along with the security that enterprises require. We are genuinely pleased to take this first step with Cyren and look forward to a long and growing partnership.”

With the partnership arrangement, Meta Networks customers will benefit from:

●	Cyren DNS Security – embedded in Meta NaaS, Cyren DNS Security keeps employees, customers, partners and visitors safe from web-borne threats and inappropriate content when they use the internet at headquarters, remote offices, stores, and other company locations – seamlessly blocking phishing and botnet sites and enforcing “safe search” protocols to ensure a good web experience for all users.

●	Cyren Web Security – available for optional purchase through Meta Networks, Cyren Web Security is a cloud proxy delivering defense-in-depth that protects an organization’s employees from a broad array of threats, including ransomware, malicious URLs, phishing attacks, viruses, zero-day malware and botnets.

Cyren’s services are powered by Cyren GlobalView™, which identifies emerging internet threats in seconds by analyzing more than 25 billion security transactions generated by 1.3 billion users daily. GlobalView’s proprietary detection engines leverage big data analytics, machine learning, advanced heuristics, recurrent pattern detection and behavioral learning in a single-pass architecture to deliver fault-tolerant, massively scalable, real-time threat detection.

About Cyren

More than 1.3 billion users around the world rely on Cyren’s 100% cloud internet security solutions to protect them against cyber-attacks and data loss every day. Powered by the world’s largest security cloud, Cyren (NASDAQ and TASE: CYRN) delivers fast time to protection from cyber threats with award-winning security as a service for web, email, sandboxing, and DNS for enterprises, and embedded threat intelligence solutions for security vendors and service providers. Customers like Google, Microsoft and Check Point are just a few of the businesses that depend on Cyren every day to power their security. Learn more about how Cyren is first to detect, and first to protect at Cyren.

About Meta Networks

Meta Networks, the technology leader in secure cloud-native networking, is reinventing the enterprise network for the cloud age. With Meta’s Network-as-a-Service, you can rapidly connect people, applications, clouds, data centers and offices, and secure them with a software-defined perimeter. The Meta NaaS is user-centric, leveraging a cloud-native global backbone to deliver high-performance, anytime/anywhere connectivity with always-on security. It replaces site-centric network security with granular, zero-trust access control, packet-level, auditable user/device identity, and best-of-breed internet security solutions. With Meta Networks, businesses can enjoy the benefits of cloud agility and economics, with zero-trust security. Learn more at www.metanetworks.com.

Blog: blog.cyren.com
Facebook: www.facebook.com/CyrenWeb
LinkedIn: www.linkedin.com/company/cyren
Twitter: www.twitter.com/CyrenInc or twitter.com/cyren_ir

Cyren Company Contact:

Mike Myshrall, CFO

Cyren

+1.703.760.3320
mike.myshrall@cyren.com

Cyren Media Contact:

Matthew Zintel

Zintel Public Relations

+1.281.444.1590

matthew.zintel@zintelpr.com